May 30, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attention: Melissa Raminpour, Branch Chief

Re:    Zoe’s Kitchen, Inc.
Form 10-K for Fiscal Year Ended December 26, 2016 (filed February 23, 2017)
Form 8-K furnished on February 23, 2017
File No. 001-36411

Dear Ms. Raminpour:
Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in its letter dated May 18, 2017, relating to the Company’s Form 10-K for fiscal year ended December 26, 2016 (filed February 23, 2017) (the “Form 10-K”) and its Form 8-K furnished on February 23, 2017 (the “Form 8-K”). For ease of reference, we have repeated the Staff’s comments below in bold and included our response immediately below such comment.
Form 10-K
Item 6. Selected Financial Data/Other Operating Data, page 33
1. We note that on page 33 and in your MD&A section, you disclose Restaurant Contribution, a non-GAAP financial measure. Please revise to include a reconciliation of Restaurant Contribution to GAAP operating profit, the most comparable GAAP measure, and begin the reconciliation with the GAAP measure pursuant to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
RESPONSE:
In response to the Staff’s comment, the Company has included in its Form 10-Q for the sixteen weeks ended April 17, 2017 (filed on May 25, 2017)(the “Form 10-Q”), and will include in future filings that disclose the measure restaurant contribution, a reconciliation of restaurant contribution to the GAAP measure income from operations (which is the term the Company uses in its financial statements in lieu of the term operating profit), beginning the reconciliation with income from operations (in accordance with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016). See page 19 of the Form 10-Q and Exhibit A hereto, reflecting this new disclosure. In addition, the Company has included disclosure explaining both the limitations of relying upon restaurant contribution and how restaurant contribution specifically provides useful information to investors regarding the Company’s ongoing operations and financial condition. See page 18 of the Form 10-Q.
Form 8-K
Non-GAAP Financial Measures, page 4

2. We note that in your earnings release filed on Form 8-K, you disclose Restaurant Contribution, a non-GAAP financial measure. Please revise to include a reconciliation of Restaurant Contribution to GAAP operating profit, the most comparable GAAP measure, and begin the reconciliation with the GAAP measure. Also, please revise your “highlights” section at the top of the press release so that restaurant contribution is presented below the most comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Ms. Raminpour
May 30, 2017

RESPONSE:
In response to the Staff’s comment, the Company has included in its earnings release included as Exhibit 99.1 (the “Earning Release”) of its Form 8-K filed on May 25, 2017 (the “Form 8-K”), and will include in its future earnings releases that disclose the measure restaurant contribution, a reconciliation of restaurant contribution to the GAAP measure income from operations, beginning the reconciliation with income from operations. See page 7 of Earnings Release and Exhibit A hereto, reflecting this new disclosure. In addition, the Company has presented in the “highlights” section of the Earnings Release (and will include in future earnings releases that disclose the measure restaurant contribution) restaurant contribution in a location below income from operations, which is the most comparable GAAP measure. See page 1 of Earnings Release and Exhibit B hereto, reflecting this revision in the Earnings Release.
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In the event that you have any questions concerning any of the above responses or related issues, please contact me at your convenience at 469.466.4202 or sunildoshi@zoeskitchen.com.

Very truly yours,

ZOE’S KITCHEN, INC.

By:	/s/ Sunil Doshi
Name: Sunil Doshi
Title: Chief Financial Officer

EXHIBIT A

Below is the proposed reconciliation of Restaurant Contribution to GAAP operating profit included in the MD&A section of Form 10-Q and press release:

The following table reconciles income from operations, which is a GAAP financial measure, to restaurant contribution and restaurant contribution margin:

	Sixteen Weeks Ended
	April 17, 2017	April 18, 2016

	(Dollars in thousands)
Restaurant Contribution:
Income from operations	$1,712	$2,836
Less:
Royalty fees	57	63
Add:
General and administrative expenses	9,985	9,445
Depreciation and amortization	5,541	4,492
Pre-opening costs(1)	567	740
Loss from disposal of equipment	259	237
Restaurant Contribution	$18,007	$17,687

Total revenue	$90,561	$80,411
Less: Royalty fees	57	63
Restaurant sales	$90,504	$80,348

Restaurant contribution margin	19.9%	22.0%

(1) Represent expenses directly associated with the opening of new restaurants that are incurred prior to opening, including pre-opening rent.

EXHIBIT B

Below is the proposed revision of the highlights section at the top of our press release:

Highlights for the sixteen weeks ended April 17, 2017, as compared to the sixteen weeks ended April 18, 2016:

•	Total revenue increased 12.6% to $90.6 million.

•	Comparable restaurant sales decreased 3.3%.

•	10 new Company-owned restaurants opened.

•	Income from operations decreased 39.6% to $1.7 million.

•	Restaurant contribution* increased 1.8% to $18.0 million, or 19.9% of restaurant sales.

•	Net income was $19.0 thousand, or $0.00 per basic and diluted share, compared to net income of $1.4 million, or $0.07 per basic and diluted share.

•	Adjusted EBITDA* decreased 2.7% to $8.1 million.

•	Adjusted net income* was $0.2 million, or $0.01 per diluted share, compared to adjusted net income of $1.1 million, or $0.06 per diluted share.

(*) Restaurant contribution, EBITDA, adjusted EBITDA, and adjusted net income are non-GAAP measures. For reconciliations of restaurant contribution to income from operations; EBITDA, adjusted EBITDA and adjusted net income to GAAP net income; and why the Company considers these non-GAAP measures useful, see the reconciliation of non-GAAP measures accompanying this release.